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                                                                    EXHIBIT 99.1


                   HOLLINGER INC. TO APPEAL DELAWARE DECISION


Toronto, Canada, March 12, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B; HLG.PR.C) today issued the following statement:

"As we previously indicated, Hollinger Inc. and Lord Black respectfully disagree with Vice Chancellor Strine's view of the facts and equities in his decision. Accordingly, we are exercising our right to seek review of the decision by the Delaware Supreme Court. Notwithstanding our challenge to the decision, we continue to support the efforts now underway by Lazard to achieve full value for shareholders."

The company today filed an application for certification of its interlocutory appeal of Vice Chancellor Strine's court order.

Hollinger's principal asset is its approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media Contact:

Jim Badenhausen
646-805-2006

                              www.hollingerinc.com